stewart

Stewart Information Services Corporation 2003 Annual Report



Stewart Serves It Up





Stewart serves up community involvement all over the country. In July 2003, Stewart sponsored the Players That Care® event in Las Vegas, raising more than $100,000 for research to cure ovarian cancer. Donors paid $125 each in an attempt to return a serve from tennis great Serena Williams, a supporter of the fight against the disease. Stewart also sponsored local underprivileged children involved with the Andre Agassi Charitable Foundation® to take a serve from Williams. In the pages ahead, we show how Stewart served up far-reaching company goals to win in 2003. Game, set and match.

About the Company

Stewart is a technology driven, strategically competitive, real estate information and transaction management company providing title insurance and related services through more than 7,200 issuing locations in the United States and several international markets. Stewart delivers via e-commerce the services required for settlement by the real estate and mortgage industries – including title reports, flood determinations, credit reports, appraisals and AVMs, document preparation, property reports and background checks. Stewart also provides post-closing services to lenders, automated county clerk land records, property ownership mapping, geographic information services for governmental entities and expertise in tax-deferred exchanges. More information can be found at www.stewart.com.

Table of Contents

Financial Highlights

	2003	2002
Per share amounts:		
Net earnings - diluted	$ 6.88	$ 5.30
Book value	34.47	27.84
Market price as of December 31	40.55	21.39
Price range		
High	41.45	22.50
Low	20.76	15.05
Amounts in millions:		
Revenues	$ 2,243.3	$ 1,779.7
Net earnings	123.8	94.5
Total assets	1,031.9	844.0
Stockholders' equity	621.4	493.6




Fellow Shareholders, Associates and Customers

Stewart **served it up** this year with an all-time record financial performance to shareholders. We achieved this performance with a disciplined focus on our customer segments of real estate professionals, lenders, builders, commercial brokers and lawyers. For the third year in a row, Stewart is included in the prestigious *Forbes* Platinum 400 list of America's best performing big companies and remains on the Standard & Poor's SmallCap 600 Index and the *FORTUNE 1000* list of companies. We welcomed Robert L. Clarke as a stellar addition to our already highly talented board of directors. This past year began the offering by Stewart to lenders and title agencies of a bundled package of services facilitating real estate transactions. International expansion included office openings in South Korea and Australia.

Financial Summary — A Value-Creating Entity

Stewart served some "aces" in 2003, with the year featuring all-time records in revenues, profits, earnings per share, orders and book value per share. Revenues slammed above the $2 billion mark for the first time in our history, essentially doubling the $1.1 billion we earned in 1999.

Book value surged from $27.84 per share at the end of 2002 to $34.47 at December 31, 2003 – an increase of 24 percent. In the past 10 years, book value has grown from $12.69 to $34.47, an average increase of more than 17 percent per year. The resumption of an annual cash dividend in the fourth quarter of 2003 of $0.46 per share further served to show our focus on enhancing shareholder value.

Strategy

As we go forward into 2004, our strategic goals of associate effectiveness, customer service, enhanced internal operations, revenue and market share growth and greater profits are the focuses of our managerial process. This includes right-sizing the company in an ever-changing economic landscape.

We build on the foundations of a 111-year old company invigorated by technology. From a technology perspective, we are focusing on five areas by:

- Providing technology tools to our associates
- Improving service to our business partners' customers
- Providing greater productivity throughout the real estate transaction process for each customer and transaction participant
- Growing the company through counter-cyclical and international businesses
- Increasing our profit margins

Stewart served some "aces" in 2003, with all-time records in revenues, profits, earnings per share, orders and book value per share. Revenues slammed above the $2 billion mark.

Our transaction management solution, SureClose®, is profoundly changing our business, facilitating a movement for both our internal operations and our customers from paper-based transactions to complete electronic processing. The long-term impacts are reduced photocopy, document delivery and storage expenses, as well as improved productivity for our associates. In addition, SureClose enhances communication and product delivery on each file, which benefits all parties to the real estate transaction.

Going forward into 2004, we will complete testing and begin the roll out of an automated examination and underwriting of the title commitment. We believe that our title professionals can use this technological advance to successfully meet productivity levels and deliver high-quality customer service.

Outlook

Expectations by industry experts for 2004 are for the second-best year in sales of existing and new homes, and continued growing volume in the higher-margin commercial lines. Refinance activity will return to normal levels of approximately 20 percent of all loan applications, compared to times in 2003 when this segment represented 70 percent or more of all loan applications. Fannie Mae is forecasting a 50 percent or more reduction in one-to-four family lending in 2004 — nearly all in refinancing. The reduction in these lower revenue refinance transactions will likely reduce industry-wide top-line title insurance revenues by 20 to 25 percent in 2004. We realize the challenge of declining revenues in 2004 and are carefully managing our costs.

Winning requires follow-through from game to set to match. To our customers we reiterate the promise of *magnificent service* delivered by outstanding Stewart associates and industry-leading technology. We will continue to **serve it up** to our shareholders in 2004. We thank our exceptional associates for their outstanding performance in 2003.



Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer



Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Globalization of trade and the advent of information technologies such as the Internet have dramatically changed the structure of business, with human capital now driving business value. Stewart's people drive implementation of its goals to the end result: a *magnificent customer experience* and increased shareholder value.

Stewart Serves Up

Associate

Effectiveness



Seminole/Largo (Florida) Office Manager Beth Hernandez won the Magnificent Service Award for a "fantastic job" on a Bank of America loan package. Her boss is Stewart Title of Pinellas President Kevin Hussey.

Associate effectiveness ranks first in the strategic execution of Stewart's goals because the source of business value has shifted from tangible to intangible assets. In 2002, Harvard Business School authors Robert S. Kaplan and David P. Norton estimated that the average market value of intangible assets – such as intellectual capital, goodwill and especially human capital – in many companies is as high as 85 percent. This was a significant increase from 1982 Brookings Institution data placing intangible assets on average as 38 percent of a company's market value.

Stewart's goal focuses on recruiting, training and retaining associates to achieve higher levels of job satisfaction. "We rely on periodic associate surveys to tell us if we are heading in the right direction and where we may need a course correction," said Nita Hanks, senior vice president, Employee Services. Coming off a demanding year where title order counts in the first and second quarters were 54 percent and 81 percent higher, respectively, than the same periods a year ago, retaining motivated



associates is a key to the company's success in 2004. "In summer 2003, we did an employee benefits study on the title insurance industry and also compared Stewart with oil and gas, technology and financial services companies," said Hanks. "All in all, we made some very positive changes in benefits for the 2004 calendar year." Training requirements also have increased. Associates receive standard training on products, processes and services – a crucial element in the successful implementation of Stewart's technology tools.

The *effectiveness* aspect of this number one goal is even more important. When associates have the proper tools, training and resources, they may be satisfied – but effectiveness looks to improving productivity. In measures including cost per closed file, files closed per associate on a monthly basis, and turn-time (the number of days between taking the order and issuing the title commitment), Stewart title and escrow associates have scored impressive gains from 2001 to 2003.


COUNTY COURTHOUSE

Since converting to the LANDSCAN® automated public records system in 2001, Bexar County Clerk Gerry Rickhoff (left) and Chief Deputy for Operations [illegible] Mull have moved their Texas county into select company. The county accepted its first electronic deed filing in October [illegible]003 – one of only 30 offices nationwide accepting e-recordings. The San Antonio office filed [illegible]20,000 real property documents last year and estimates [illegible]5 percent of records will now be filed electronically. Stewart's Landata Technologies powers the county's Web site, providing online document images and index information.

Stewart Serves Up

Customer Satisfaction



"Utilizing flood, e-mortgage documents and post-closing services from SMI enables ABN AMRO Mortgage Group to save time and money and to create an excellent customer experience," said Rich Geary, group senior vice president of ABN AMRO Mortgage Group, Inc., the sixth largest U.S. mortgage lender.

The national economy had a profound impact on Stewart's customer segments in 2003. Historically low mortgage interest rates drove an estimated $2.2 trillion in refinance activity and lenders flooded title offices to handle huge volumes of closings. Renters moved into the homebuying market. Developers, brokers, REITs and other investors found new life as commercial properties became havens from low returns on other investments.

Customer satisfaction was often tied to just getting the closing done. At the same time, Stewart worked on every level to implement tools and measures to assure customer satisfaction – no matter what the real estate market may hold in the years to come. SureClose transaction management, AIM® for Windows® title production and TitleSearch® are integrated and accessible on the Internet via Titlelogix®, improving accuracy, productivity and turn-time and offering greater transparency of the real estate transaction to real estate agents, sellers and buyers.

To improve lender satisfaction, Stewart Mortgage Information's (SMI) new Region Order Centers provide one point of contact for regional and national lenders to order title, escrow and closing services, flood certificates, credit reports, automated valuation models (AVMs) and document preparation.


stewart
SureClose
right transaction
stewart

Stewart's premier business development opportunity is the National Association of Realtors® Conference & Expo, attended in 2003 by nearly 24,000 real estate professionals. Every Stewart company and division participated in staffing 75 Technology Learning Center classes and in presenting SureClose, ImageAtlas from GlobeXplorer™, international services and other Stewart products and services at the event.


Grow
the world's largest pumpkin.
SureClose

Stewart Serves Up

Internal Operations Improvement

SureClose – Stewart's pivotal customer service tool – is also a powerful internal operations improvement tool. SureClose transaction management allows 24x7 access to a real estate transaction via a secure, password-protected Web site by all of the parties – sellers, buyers, refinance customers, real estate agents and brokers, builders, lenders, title agents and other settlement service providers. When used in conjunction with other Stewart software such as AIM title production, FileStor® document imaging and management, TitleSearch with Advanced Search Analysis and Policy Register electronic reporting, SureClose is a key component enabling Stewart offices to streamline their process flow – and even to go paperless.

With SureClose, parties are automatically notified by e-mail when critical documents are posted (such as an inspection report) and milestone events occur (such as receiving loan documents). And, as a file is passed through processing to title search and examination, escrow and title personnel work from the SureClose file online, eliminating much of the need for photocopies and the possibility of misplaced paper files. Incoming faxes route directly into the proper SureClose online file. Using e-mail for incoming and outgoing messages and documents reduces time and courier costs and office expenses for paper, toner and equipment service calls. The new Region Order Centers (ROCs) also improve internal operations – establishing a national routing and referral system for processing orders companywide. Set up to organize and maintain consistent distribution and fulfillment of Stewart services, the ROCs deliver bundled information services electronically to lenders on a national basis.



Stewart Title of Kansas City uses the SureClose transaction management system as an electronic file storage tool, a marketing tool, an online business conductor and an interoffice information conduit. "The SureClose-related cost savings are dramatic – even though order counts are up, our office expenses are down," said Bud Whisler, office president and Stewart Title Company Region G South group president. "Because we scan all our files, we don't have the paper, toner and service costs we normally would. Everything is online and the documents are all forwarded and scanned through SureClose," he said.

The office is running a paperless production and a reduced-paper escrow office.

Cate Behrenbruch is chief technology officer for Stewart Title Guaranty Company's Region F based in Denver. She helps title agents in many of the Mountain States move their office technology toward SureClose and other integrated production solutions.

Whisler added, "The biggest advantage of SureClose is that when customers see it, they want it. The demand is there because it absolutely markets itself."



Stewart Title North Texas President John McCain knew that low mortgage interest rates would spur title orders as homeowners refinanced their loans. This made it a challenge to maintain a competitive turn-time on title commitments for residential and commercial real estate agents and builders – core customers who remain after the refinance market subsides. McCain rallied managers to contact lenders as interest rates dropped and to keep turn-time down. He also moved marketing representative Breece McCray to new construction business development, targeting volume accounts for affiliated business arrangements. Taking an aggressive approach boosted the affiliate's revenue and market share and strengthened its position for 2004 in the dynamic Dallas-Fort Worth area market.

Stewart Serves Up

Revenue and Market Share Growth

Stewart Title Guaranty has reaped rewards from six years of hard work by Montana/Idaho Division Manager Lee Ann Fenske (right). Building direct operations through acquisitions and startups – and increasing the independent agent base – has grown Stewart's market share from 4 percent to 15 percent in Montana. Fenske credits this success to a combination of great local relationships and Stewart's title automation tools. In Idaho, State Manager Dana Divin (left) concentrates on the Boise and Nampa direct operations, which she also manages. Together with a powerful team of managers and staff, many of whom have worked with her for years, Divin has grown the Boise market share from 3 percent to 12 percent.





Stewart Title of California's impressive revenue growth is attributed to aggressive sales efforts and escrow branch network expansion, as well as cutting-edge technology empowering multi-county title services. Also, a first-rate team of experienced and dedicated managers and associates performed superbly in a torrid real estate market. Left to right: Riverside/San Bernardino County Division President and South Metro District Manager Greg Grub, North Metro District Area Manager Barbara Heitman and Los Angeles Division President Nick Pappas lead three outstanding business units in the state.

Stewart Serves Up

Profit/Performance

Stewart's goal number five – greater after-tax profits – should follow after goals one through four are implemented. John B. Keefe, senior vice president with Ferris, Baker Watts Inc., has tracked the insurance industry since the early 1990s. He noted the difference between property and casualty insurance and title insurance, where P&C loss ratios run as high as 70 cents out of every premium dollar. "Title insurance covers events that happened in the past versus what happens in the future," said Keefe, citing title insurance loss ratios of 5 percent. "But while the risk profiles are different, the low loss ratio doesn't come for free. Investigative work must be done before a title commitment is issued – the cost of doing business is as much as 90 cents out of every premium dollar of title insurance.

"We have seen good performance over the short and intermediate term," said Keefe. "Stewart has built its book value per share at an average rate of 17 percent per year over the past decade. And while we know that title insurance is a cyclical business – depending on the real estate and interest rate cycle – Stewart has built its financial base and its reputation as a technology leader, which contributes to the company's real success."



Ferris, Baker Watts Inc. Senior Vice President John B. Keefe (left) and Stewart Chairman and Co-CEO Malcolm S. Morris

2003 Financials

Forward-Looking Statements

All statements included in this report, other than statements of historical facts, addressing activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements. Such forward-looking statements are subject to risks and uncertainties including, among other things, changes in mortgage interest rates, employment levels, actions of competitors, changes in real estate markets, general economic conditions, legislation (primarily legislation related to title insurance) and other risks and uncertainties discussed in our filings with the Securities and Exchange Commission.

Selected Financial Data

(Ten year summary)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
In millions of dollars										
Total revenues	**2,243.3**	1,779.7	1,271.6	935.5	1,071.3	968.8	708.9	656.0	534.6	611.1
Title segment:										
Operating revenues	**2,142.5**	1,684.9	1,187.5	865.6	993.7	899.7	657.3	609.4	496.0	599.5
Investment income	**19.8**	20.7	19.9	19.1	18.2	18.5	15.9	14.5	13.6	12.4
Investment gains (losses)	**2.3**	3.0	.4	0	.3	.2	.4	.1	1.0	(.8)
Total revenues	**2,164.6**	1,708.6	1,207.8	884.7	1,012.2	918.4	673.6	624.0	510.6	611.1
Pretax earnings	**187.4**	145.1	75.3	5.8	43.6	73.2	29.2	22.5	10.8	13.8
REI segment: [1]										
Revenues	**78.7**	71.1	63.8	50.8	59.0	50.4	35.3	32.0	24.0	
Pretax earnings (losses)	**12.1**	8.8	5.3	(4.7)	3.0	3.1	(5.5)	.4	(.1)	
Title loss provisions	**94.8**	75.9	51.5	39.0	44.2	39.2	29.8	33.8	29.6	40.2
% of title operating revenues	**4.4**	4.5	4.3	4.5	4.4	4.4	4.5	5.6	6.0	6.7
Goodwill expense	**–**	–	3.0	1.8	1.7	1.2	1.0	.9	.6	.3
Net earnings	**123.8**	94.5	48.7	.6	28.4	47.0	15.3	14.4	7.0	9.7
Cash flow from operations	**193.9**	162.6	108.2	31.9	57.9	86.5	36.0	38.3	20.6	27.7
Total assets	**1,031.9**	844.0	677.9	563.4	535.7	498.5	417.7	383.4	351.4	325.2
Long-term debt	**17.3**	7.4	7.0	15.4	6.0	8.9	11.4	7.9	7.3	2.5
Stockholders' equity	**621.4**	493.6	394.5	295.1	284.9	260.4	209.5	191.0	174.9	156.4
Per share data [2]										
Average shares – diluted (in millions)	**18.0**	17.8	16.3	15.0	14.6	14.2	13.8	13.5	12.7	12.5
Net earnings – basic	**6.93**	5.33	3.01	.04	1.96	3.37	1.12	1.08	.56	.78
Net earnings – diluted	**6.88**	5.30	2.98	.04	1.95	3.32	1.11	1.07	.55	.77
Cash dividends	**.46**	–	–	–	.16	.14	.13	.12	.11	.10
Stockholders' equity	**34.47**	27.84	22.16	19.61	19.39	18.43	15.17	14.17	13.68	12.59
Market price:										
High	**41.45**	22.50	22.25	22.31	31.38	33.88	14.63	11.32	11.25	10.71
Low	**20.76**	15.05	15.80	12.25	10.25	14.25	9.38	9.82	7.57	7.19
Year end	**40.55**	21.39	19.75	22.19	13.31	29.00	14.50	10.38	10.75	7.69

[1] Prior to 1995, segment operations for real estate information services were not reported separately from title operations and were less significant.

[2] Restated for a two-for-one stock split in May 1999 and a three-for-two stock split in April 1994, effected as stock dividends.

EXECUTIVE SUMMARY. We discuss below our most critical accounting areas that involve significant estimates: (1) accruing title loss reserves, (2) evaluating the possible impairment of goodwill and other intangibles and (3) accruing unreported premium revenues from agencies. We also discuss an important change that has been proposed to the Real Estate Settlement Procedures Act (RESPA) and its potential effect on our industry. We describe what we do – mostly title insurance – and the material effect that changes in mortgage interest rates and other factors can have on our revenues. For the years 2001 through 2003, we summarize the interest rate environment prevailing in those years. We also discuss the reasons for significant increases and decreases in our revenues and expenses. Our major sources of cash flow and our liquidity and capital resources are discussed. Certain legal restrictions that exist on cash transfers from our title insurer subsidiaries to our parent are described.

CRITICAL ACCOUNTING ESTIMATES. Actual results can differ from the estimates we report. However, we believe there is no material risk of a change in our accounting estimates that is likely to have a material impact on our reported financial condition and operating performance for the three years ended December 31, 2003.

Our most critical accounting estimate is providing title loss reserves. Estimating future policy loss payments is difficult because claims, by their nature, are complex and paid over long periods of time. We base our estimates on reported claims, historical loss experience and industry averages. Independent actuaries have reviewed and found our reserves adequate at each year end.

Based on events that may indicate impairment of title plants and other long-lived assets, and our annual evaluation of goodwill, we estimate and expense any loss in value to our current operations. Amounts expensed in the three years ended December 31, 2003 were immaterial. We use independent appraisers to assist us in determining the fair value of goodwill.

We report premium revenues from agencies primarily when policies are reported to us. We also accrue for unreported policies where reasonable estimates can be made. We consider historical reporting patterns, current trends in interest rates and other factors and known information about the agencies. In this accrual, we are not estimating future transactions. We are estimating policies that have already been issued but not received by us.

RESPA. In late December 2003, the Department of Housing and Urban Development (HUD) issued its proposed final rule concerning reforms to RESPA. We believe the rule provides exemptions to current RESPA prohibitions against kickbacks and rebates. The new rule may result in a bundling of title and other real estate services and placing them under the control of a relatively small number of major lenders. In our view, the new rule will likely increase prices to the ultimate consumer.

If the new rule becomes final, it is likely that a major group of parties in the real estate, mortgage and settlement industries will ask the courts to intervene. We are unable to predict the outcome of these actions. Nor can we estimate the amount of the negative effect of the new rule on our future earnings.

WHAT WE DO. Our primary business is title insurance and settlement-related services. We close transactions and issue policies on homes, commercial properties and other real property located in all 50 states, the District of Columbia and several foreign countries through more than 7,200 issuing locations, including both direct operations and agencies. We also sell electronically delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities. Our current levels of non-USA operations are immaterial with respect to our consolidated financial results.

Our business has two main segments: title insurance-related services and real estate information (REI). These segments are closely related due to the nature of their operations and common customers.

FACTORS AFFECTING REVENUES. The principal factors that contribute to increases in our operating revenues for our title and REI segments include:

- declining mortgage interest rates, which usually increase home sales and refinancing transactions;
- rising home prices;
- higher premium rates;
- increased market share;
- opening of new offices, acquisitions; and
- a higher ratio of commercial transactions that, although relatively few in number, typically yield higher premiums.

These factors may override the seasonal nature of the title business.

RESULTS OF OPERATIONS

A comparison of the results of operations of the Company for 2003 with 2002 and 2002 with 2001 follows.

OPERATING ENVIRONMENT. According to published industry data, interest rates for 30-year fixed-rate mortgages, excluding points, for the year 2003 averaged 5.8% compared to 6.5% in 2002. Comparable rates averaged 7.0% in 2001.

In 2001 rates held steady at close to 7% for most of the year and continued to hold steady at that level until April 2002. Rates then declined through December 2002, reaching a low of 5.9%. In 2003, rates remained relatively steady, just below 6% for the first quarter, reaching a low of 5.6% in mid March. Rates fluctuated in the second quarter but decreased to 5.2% in June. Rates increased in the third quarter to 6.4% in September and then decreased to 5.8% in December.

Operating in these interest rate environments, real estate activity was strong in 2003 and 2002. Nationwide, refinancing transactions remained strong in 2003. The ratio of refinancings to total loan applications was 64.8% for 2003, 58.8% for 2002 and 56.8% for 2001. Existing home sales increased 9.0% in 2003 over 2002 and 5.0% in 2002 from 2001.

Our order levels began to decline in the third quarter of 2003, largely as a result of an increase in interest rates. Increases in rates tend to reduce real estate activity, particularly refinancings. Rates declined slightly in the fourth quarter. Most industry experts project interest rates to continue at current levels or move slightly higher. Due to the large number of refinancings completed in 2003, significantly fewer refinancing transactions are being forecast for 2004.

TITLE REVENUES. Our revenues from direct operations increased 29.5% in 2003 and 31.2% in 2002. The number of direct closings we handled increased 23.8% in 2003 and 31.8% in 2002. The largest revenue increases in 2003 were in California, Texas and Washington. The largest increases in 2002 were in California, Texas and Florida. Direct closings relate only to files closed by our underwriters and subsidiaries and do not include closings by independent agencies.

The average revenue per closing increased 4.2% in 2003 due to a lower ratio of refinancings closed by our direct operations compared to the prior year. The average revenue per closing decreased .8% in 2002. Title insurance premiums on refinancings are typically less than on property sales.

Premium revenues from agencies increased 25.6% in 2003 and 50.4% in 2002. The increases in 2003 and 2002 were primarily due to the increases in both refinancings and property sales. The largest revenue increases in 2003 were in California, New York and Florida. The largest increases in 2002 were in California, Pennsylvania, New York, Virginia and Texas

TITLE REVENUES BY STATE. The approximate amounts and percentages of consolidated title operating revenues for the last three years were:

	Amounts ($ millions)			Percentages		
	2003	2002	2001	**2003**	2002	2001
California	**416**	305	194	**19**	18	16
Texas	**264**	234	190	**12**	14	16
Florida	**159**	119	88	**7**	7	7
New York	**147**	109	78	**7**	6	7
All others	**1,156**	918	638	**55**	55	54
	2,142	1,685	1,188	**100**	100	100

REI REVENUES. Real estate information revenues were $78.7 million in 2003, $71.1 million in 2002 and $63.8 million in 2001. The increases in 2003 and 2002 resulted primarily from providing a greater number of post-closing services, electronic mortgage documents and Section 1031 exchange services resulting from the large volume of real estate transactions.

INVESTMENTS. Investment income decreased 4.3% in 2003 because of lower yields, partially offset by increases in average balances invested. Investment income increased 3.9% in 2002 primarily because of increases in average balances invested, partially offset by lower yields. Certain investment gains in 2003, 2002 and 2001 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

AGENCY RETENTION. The amounts retained by agencies, as a percentage of revenues from agency operations, were 82.0%, 81.9% and 81.5% in the years 2003, 2002 and 2001, respectively. Amounts retained by title agencies are based on agreements between agencies and our title underwriters. The percentage that amounts retained by agencies bears to agency revenues may vary from year to year because of the geographical mix of agency operations and the volume of title revenues.

SELECTED COST RATIOS (BY SEGMENT). The following table shows employee costs and other operating expenses as a percentage of related title and real estate information operating revenues for the last three years.

	Employee costs (%)			Other operating (%)		
	2003	2002	2001	2003	2002	2001
Title	**24.7**	24.5	27.6	**13.7**	13.8	15.6
REI	**56.9**	57.0	59.6	**27.2**	26.8	26.1

These two categories of expenses are discussed below in terms of year-to-year monetary increases.

EMPLOYEE COSTS. Employee costs for the combined business segments increased 26.5% in 2003 and 24.0% in 2002. The number of persons we employed at December 31, 2003, 2002 and 2001 was approximately 8,200, 7,800 and 6,900, respectively. The increase in staff in 2003 and 2002 was primarily due to increased title and REI volume and acquisitions of new offices.

In our REI segment, employee costs increased in 2003 and 2002 primarily due to our focus to provide more post-closing services to lenders. These services are considerably more labor intensive than other REI services.

OTHER OPERATING EXPENSES. Other operating expenses for the combined business segments increased 24.2% in 2003 and 24.0% in 2002. The increase in other operating expenses in 2003 was primarily in new offices, search fees, premium taxes and business promotion. In 2002 the increase was primarily in search fees, premium taxes, new offices and business promotion.

Other operating expenses also include rent, supplies, telephone, title plant expenses, travel and auto. Most of these operating expenses follow, to varying degrees, the changes in transaction volume and revenues.

Our employee costs and certain other operating costs are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues also increase. Premiums are determined in part by the insured values of the transactions we handle.

TITLE LOSSES. Provisions for title losses, as a percentage of title operating revenues, were 4.4%, 4.5% and 4.3% in 2003, 2002 and 2001, respectively.

INCOME TAXES. The provisions for federal, state and foreign income taxes represented effective tax rates of 38.0%, 38.6% and 39.6% in 2003, 2002 and 2001, respectively.

CONTRACTUAL OBLIGATIONS. The table below describes our contractual obligations existing at December 31, 2003.

	Payments due by period ($ millions)				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	7	6	4	8	25
Operating leases	39	54	32	51	176
	46	60	36	59	201

Material contractual obligations consist mainly of notes payable and operating leases. All operating leases are for office space and expire over the next 13 years.

LIQUIDITY AND CAPITAL RESOURCES. Acquisitions during 2003, 2002 and 2001 resulted in additions to goodwill of $13.7 million, $11.7 million and $19.3 million, respectively.

Cash provided by operations was $193.9 million, $162.6 million and $108.2 million in 2003, 2002 and 2001, respectively. Cash flow from operations has been the primary source of financing for additions to property and equipment, expanding operations, dividends to shareholders and other requirements. This source may be supplemented by bank borrowings. We do not have any material source of liquidity or financing that involves off-balance sheet arrangements.

The most significant non-operating sources of cash were from proceeds of investments matured and sold in the amount of $264.3 million, $163.7 million and $70.1 million in 2003, 2002 and 2001, respectively. We used cash for the purchases of investments in the amount of $416.3 million, $197.7 million and $135.6 million in 2003, 2002 and 2001, respectively.

In August 2001 we issued 2.5 million shares of Common Stock at $19 per share, resulting in net proceeds of $44.5 million.

A substantial majority of consolidated cash and investments was held by Stewart Title Guaranty Company (Guaranty) and its subsidiaries. Cash transfers between Guaranty and its subsidiaries and the Company are subject to certain legal restrictions. See Notes 2 and 3 to the consolidated financial statements.

Our liquidity at December 31, 2003, excluding Guaranty and its subsidiaries, was comprised of cash and investments aggregating $25.3 million and short-term liabilities of $4.7 million. We know of no commitments or uncertainties that are likely to materially affect our ability to fund cash needs. See Note 17 to the consolidated financial statements.

We consider our capital resources to be adequate. Our capital resources are represented by a low debt-to-equity ratio, in which long-term debt is $17.3 million and stockholders' equity is $621.4 million at December 31, 2003. We are not aware of any trends, either favorable or unfavorable, that would materially affect notes payable or stockholders' equity. We do not expect any material changes in the cost of such resources. Significant acquisitions in the future could materially affect the notes payable or stockholders' equity balances.

Independent Auditors' Report

To the Stockholders and Board of Directors of Stewart Information Services Corporation

We have audited the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of earnings, retained earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart Information Services Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangibles in 2002.

Houston, Texas
February 17, 2004

KPMG LLP

Years ended December 31	2003	2002	2001
		($000 Omitted)	
Revenues			
Title insurance:			
Direct operations	**892,686**	689,588	525,543
Agency operations	**1,249,800**	995,283	661,943
Real estate information services	**78,666**	71,119	63,821
Investment income	**19,800**	20,694	19,922
Investment gains – net	**2,310**	3,032	356
	2,243,262	1,779,716	1,271,585
Expenses			
Amounts retained by agencies	**1,024,282**	814,651	539,369
Employee costs	**573,486**	453,304	365,562
Other operating expenses	**311,741**	250,933	202,342
Title losses and related claims	**94,827**	75,920	51,454
Depreciation	**25,240**	21,383	19,637
Goodwill	**–**	–	3,011
Interest	**721**	725	2,216
Minority interests	**13,462**	8,940	7,414
	2,043,759	1,625,856	1,191,005
Earnings before taxes	**199,503**	153,860	80,580
Income taxes	**75,748**	59,380	31,894
Net earnings	**123,755**	94,480	48,686
Retained earnings at beginning of year	**353,226**	258,746	210,060
Cash dividends on Common Stock ($.46 per share in 2003)	**(7,874)**	–	–
Retained earnings at end of year	**469,107**	353,226	258,746
Average number of shares outstanding – assuming dilution (000 omitted)	**17,980**	17,826	16,348
Earnings per share – basic	**6.93**	5.33	3.01
Earnings per share – diluted	**6.88**	5.30	2.98
Comprehensive earnings:			
Net earnings	**123,755**	94,480	48,686
Changes in other comprehensive earnings, net of taxes of $3,056, $2,797 and $1,158	**5,675**	5,195	2,151
Comprehensive earnings	**129,430**	99,675	50,837

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 31	2003	2002
	($000 Omitted)	
Assets		
Cash and cash equivalents	**114,202**	139,156
Short-term investments	**153,322**	50,673
Investments in debt and equity securities, at market:		
Statutory reserve funds	**375,421**	306,501
Other	**59,035**	69,260
	434,456	375,761
Receivables:		
Notes	**6,155**	5,817
Premiums from agencies	**36,672**	34,311
Income taxes receivable	**7,198**	-
Other	**35,260**	34,221
Less allowance for uncollectible amounts	**(6,260)**	(5,308)
	79,025	69,041
Property and equipment, at cost:		
Land	**5,785**	5,785
Buildings	**10,647**	9,672
Furniture and equipment	**192,648**	169,483
Less accumulated depreciation and amortization	**(134,906)**	(123,099)
	74,174	61,841
Title plants, at cost	**43,216**	40,307
Real estate, at lower of cost or net realizable value	**2,306**	1,349
Investments in investees, on an equity basis	**16,194**	10,674
Goodwill, less accumulated amortization of $13,479	**79,084**	66,885
Other assets	**35,888**	28,299
	1,031,867	843,986
Liabilities		
Notes payable, including $17,329 and $7,354 long-term portion	**24,583**	14,195
Accounts payable and accrued liabilities	**82,147**	83,961
Estimated title losses	**268,089**	230,058
Deferred income taxes	**22,440**	11,284
Minority interests	**13,219**	10,896
Contingent liabilities and commitments		
Stockholders' equity		
Common - $1 par, authorized 30,000,000, issued and outstanding 16,976,010 and 16,681,212	**17,302**	17,007
Class B Common - $1 par, authorized 1,500,000, issued and outstanding 1,050,012	**1,050**	1,050
Additional paid-in capital	**122,816**	116,870
Retained earnings	**469,107**	353,226
Accumulated other comprehensive earnings:		
Unrealized investment gains	**12,086**	9,039
Foreign currency translation adjustments	**2,933**	305
Treasury stock - 325,669 Common shares, at cost	**(3,905)**	(3,905)
Total stockholders' equity	**621,389**	493,592
	1,031,867	843,986

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31	2003	2002	2001
		($000 Omitted)	
Cash provided by operating activities (Note)	**193,940**	162,551	108,186
Investing activities:			
Proceeds from investments matured and sold	**264,318**	163,737	70,074
Purchases of investments	**(416,258)**	(197,748)	(135,579)
Purchases of property and equipment, title plants and real estate - net	**(37,236)**	(30,165)	(23,452)
Increases in notes receivable	**(1,329)**	(3,198)	(3,208)
Collections on notes receivable	**1,352**	6,305	11,531
Cash paid for equity investees and related intangibles	**(7,000)**	–	–
Cash paid for acquisitions of subsidiaries - net (see below)	**(15,952)**	(12,502)	(13,016)
Cash used by investing activities	**(212,105)**	(73,571)	(93,650)
Financing activities:			
Dividends paid	**(7,874)**	–	–
Distributions to minority interests	**(11,433)**	(7,713)	(5,926)
Proceeds from exercise of stock options	**3,878**	467	337
Proceeds from stock offering - net	**–**	–	44,509
Proceeds from notes payable	**15,748**	4,259	6,597
Payments on notes payable	**(7,108)**	(7,543)	(35,852)
Cash (used) provided by financing activities	**(6,789)**	(10,530)	9,665
(Decrease) increase in cash and cash equivalents	**(24,954)**	78,450	24,201
Note: Reconciliation of net earnings to the above amounts			
Net earnings	**123,755**	94,480	48,686
Add (deduct):			
Depreciation and amortization	**25,240**	21,383	22,648
Provisions for title losses in excess of payments	**36,849**	27,306	11,483
Increase in receivables - net	**(9,848)**	(18,785)	(1,660)
(Decrease) increase in payables and accrued liabilities - net	**(3,317)**	21,878	18,450
Minority interest expense	**13,462**	8,940	7,414
Net earnings from equity investees	**(6,586)**	(3,420)	(1,345)
Dividends received from equity investees	**6,579**	2,892	2,275
Provision for deferred income taxes	**9,375**	12,775	1,897
Other - net	**(1,569)**	(4,898)	(1,662)
Cash provided by operating activities	**193,940**	162,551	108,186
Supplemental information:			
Assets acquired (purchase method):			
Goodwill	**13,655**	11,739	19,312
Title plants	**1,830**	537	5,056
Other	**5,400**	4,580	4,830
Liabilities assumed	**(4,933)**	(6,574)	(4,023)
Debt issued	**–**	–	(8,939)
Common Stock issued	**–**	–	(3,220)
Treasury stock acquired	**–**	2,220	–
Cash paid for acquisitions of subsidiaries - net	**15,952**	12,502	13,016
Income taxes paid	**76,720**	23,645	14,615
Interest paid	**618**	730	1,649

See notes to consolidated financial statements.

NOTE 1

GENERAL. Stewart Information Services Corporation, through its subsidiaries (collectively, the Company), is primarily engaged in the title insurance business. The Company also provides real estate information services. The Company operates through a network of direct and agency offices throughout the United States. Approximately 31 percent of consolidated title revenues are generated in California and Texas. The operations in the international markets in which the Company does business are immaterial to consolidated results.

A. MANAGEMENT RESPONSIBILITY. The accompanying financial statements were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), including management's best judgments and estimates. Actual results could differ from estimates.

B. NEW SIGNIFICANT ACCOUNTING PRONOUNCEMENTS. The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, as required, and no longer amortizes goodwill. Instead, goodwill and other intangibles are reviewed no less than annually and amounts determined to be impaired are expensed to current operations.

In accordance with SFAS No. 141 "Business Combinations", the Company has used the purchase method of accounting for business combinations occurring after June 30, 2001.

The Company adopted the stock-based compensation disclosure requirements of SFAS No. 148. See Note 1S. The impact on the Company's consolidated financial position or results of operations for the change in the fair value method of accounting for stock-based compensation is expected to be immaterial.

The Company adopted the disclosure requirements for guarantees required by FIN 45 effective December 31, 2002 and expanded its disclosure on guarantees. The Company adopted the initial recognition and measurement provisions of the non-contingent aspects of guarantees issued or modified after December 31, 2002. The effect on the Company's consolidated financial position or results of operations was immaterial.

The Company adopted the requirements of consolidation of variable interest entities created or obtained after January 31, 2003 required by FIN 46 and related disclosures required by FIN 46 and FIN 46R, effective June 15, 2003. The effect on the Company's consolidated financial position or results of operations was immaterial.

C. RECLASSIFICATIONS. Certain prior year amounts in the consolidated financial statements have been reclassified for comparative purposes. Net earnings, as previously reported, were not affected.

D. CONSOLIDATION. The consolidated financial statements include all subsidiaries in which the Company owns more than 50% voting rights in electing directors. In general, unconsolidated investees, owned 20% through 50% and where the Company exercises significant influence, are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated and provisions are made for minority interests.

E. STATUTORY ACCOUNTING. Stewart Title Guaranty Company (Guaranty) and other title insurance underwriters owned by the Company prepare financial statements in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.

In restating to GAAP, the statutory premium reserve and the reserve for reported title losses are eliminated and, in substitution, amounts are established for estimated title losses (see Note 1G). The net effect, after providing for deferred income taxes, is included in consolidated retained earnings.

F. REVENUE RECOGNITION. Operating revenues from direct title operations are considered earned at the time of the closing of the related real estate transaction. Premium revenues on title insurance policies written by agencies are recognized primarily when policies are reported to the Company. The Company accrues for unreported policies where reasonable estimates can be made based on historical reporting patterns of agencies, current trends and known information about agencies.

Revenues from real estate information services are considered earned at the time the service is performed or the work product is delivered to the customer.

G. Title losses and related claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the length of time over which claims are paid, the significantly varying dollar amounts of individual claims and other factors.

The Company's liability for estimated title losses comprises both known claims and other losses expected to be reported in the future. The amount of the reserves represents the aggregate future payments, net of recoveries, that the Company expects to incur on policy and escrow losses and in costs to settle claims. Provisions are charged to income in the same year the related premium revenues are recognized. The amounts provided are based on reported claims, historical loss experience, title industry averages, current legal environment and types of policies written.

Amounts shown as the Company's estimated liability for future loss payments are continually reviewed for reasonableness and adjusted as appropriate. Independent actuaries also review the adequacy of the liability amounts on an annual basis. In accordance with industry practice, the amounts have not been discounted to their present values.

H. Cash equivalents. Cash equivalents are highly liquid investments that are convertible to cash or mature on a daily basis as part of the Company's management of day-to-day operating cash.

I. Short-term investments. Short-term investments comprise time deposits with banks and savings and loan associations, federal government obligations, money market accounts and other investments maturing in less than one year.

J. Investments. The Company has classified its investment portfolio as available-for-sale. Realized gains and losses on sales of investments are determined using the specific identification method. Net unrealized gains and losses on securities, net of applicable deferred taxes, are included in stockholders' equity. Any other than temporary declines in fair values of securities are charged to earnings.

K. Property and equipment. Depreciation is computed principally using the straight-line method at the following rates: buildings - 30 to 40 years and furniture and equipment - 3 to 10 years. Maintenance and repairs are expensed as incurred while improvements are capitalized. Gains and losses are recognized at disposal.

L. Title plants. Title plants include compilations of a county's official land records, prior examination files, copies of prior title policies, maps and related materials that are geographically indexed to a specific property. The costs of acquiring existing title plants and creating new ones, prior to the time such plants are placed in operation, are capitalized. Such costs are not amortized because there is no indication of any loss of value. The costs of maintaining and operating title plants are expensed as incurred. Gains and losses on sales of copies of title plants or interests in title plants are recognized at the time of sale.

M. Goodwill. Goodwill is the excess of the purchase price over the fair value of net assets acquired. Prior to January 1, 2002 goodwill was amortized using the straight-line method by charges to earnings generally over 20 to 40 years. Effective January 1, 2002, goodwill is not amortized but is reviewed no less than annually and, if determined to be impaired, is expensed to current operations.

N. Other acquired intangibles. The Company does not have any material acquired intangible assets, other than title plants and goodwill.

O. Other long-lived assets. The Company reviews the carrying values of title plants and other long-lived assets if certain events occur that may indicate impairment. Impairment of these long-lived assets is indicated when projected undiscounted cash flows over the estimated lives of the assets are less than carrying values. If impairment is determined by management, the book amounts are written down to fair values by calculating the discounted values of projected cash flows. See Note 1B.

P. Fair values. The fair values of financial instruments, including cash and cash equivalents, short-term investments, notes receivable, notes payable and accounts payable, are determined by references to various market data and other valuation techniques, as appropriate. The fair values of these financial instruments approximate their carrying values. Investments in debt and equity securities are carried at their fair values. See Note 4.

Q. Derivatives and hedging. The Company does not invest in hedging or derivative instruments. Accordingly, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which was effective January 1, 2001 for the Company, had no impact on the consolidated financial statements.

R. Income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax bases and the book carrying values for certain assets and liabilities. Valuation allowances are provided as may be appropriate. Enacted tax rates are used in calculating amounts.

S. Stock-based compensation. The Company has two fixed stock-based employee compensation plans. The Company accounts for the plans under the intrinsic value method. Accordingly, no stock-based employee compensation cost is reflected in net earnings, as all options granted under the plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant. See Note 13.

The Company applies APB No. 25 and related Interpretations in accounting for its plans. Under SFAS No. 123, compensation cost would be recognized for the fair value of the employees' purchase rights, which is estimated using the Black-Scholes model. The Company assumed a dividend yield of 0%, an expected life of ten years for each option, expected volatility of 33.8% to 41.6% and a risk-free interest rate of 4.3% to 6.0% for the three years ended December 31, 2003.

Had compensation cost for the Company's plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
	($000 Omitted)		
Net earnings:			
As reported	**123,755**	94,480	48,686
Stock-based employee compensation determined under fair value method	**(718)**	(616)	(630)
Pro forma	**123,037**	93,864	48,056
Earnings per share:			
Net earnings – basic	**6.93**	5.33	3.01
Pro forma – basic	**6.89**	5.29	2.97
Net earnings – diluted	**6.88**	5.30	2.98
Pro forma – diluted	**6.84**	5.27	2.94

Note 2

Restrictions on cash and investments. Statutory reserve funds are maintained to comply with legal requirements for statutory premium reserves and state deposits. These funds are not available for any other purpose.

A substantial majority of consolidated investments and cash at each year end was held by the Company's title insurer subsidiaries. Generally, the types of investments a title insurer can make are subject to legal restrictions. Furthermore, the transfer of funds by a title insurer to its parent or subsidiary operations, as well as other related party transactions, are restricted by law and generally require the approval of state insurance authorities.

Note 3

Dividend restrictions. Surplus as regards policyholders for Guaranty was $374,796,000 and $309,342,000 at December 31, 2003 and 2002, respectively. Statutory net income for Guaranty was $35,645,000, $21,816,000 and $11,195,000 in 2003, 2002 and 2001, respectively.

Substantially all of the consolidated retained earnings at each year end was represented by Guaranty, which owns directly or indirectly substantially all of the subsidiaries included in the consolidation.

Guaranty cannot pay a dividend in excess of certain limits without the approval of the Texas Insurance Commissioner. The maximum dividend which can be paid without such approval in 2004 is $74,959,000. Guaranty paid dividends of $33,790,000, $90,000 and $1,390,000 in 2003, 2002 and 2001, respectively.

Dividends from Guaranty are also voluntarily restricted primarily to maintain statutory surplus and liquidity at competitive levels. The ability of a title insurer to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer.

NOTE 4

INVESTMENTS. The amortized costs and market values of debt and equity securities at December 31 follow:

	2003		2002	
	Amortized cost	**Market value**	Amortized cost	Market value
	($000 Omitted)			
Debt securities:				
Municipal	**180,294**	**187,205**	152,808	159,453
Corporate and utilities	**137,829**	**145,273**	127,265	132,502
U.S. Government	**28,660**	**28,795**	38,741	39,798
Foreign bonds	**54,741**	**56,125**	33,008	34,748
Mortgage-backed	**720**	**723**	1,324	1,360
Equity securities	**13,619**	**16,335**	8,709	7,900
	415,863	**434,456**	361,855	375,761

Gross unrealized gains and losses at December 31 were:

	2003		2002	
	Gains	**Losses**	Gains	Losses
	($000 Omitted)			
Debt securities:				
Municipal	**7,167**	**256**	6,797	152
Corporate and utilities	**7,596**	**152**	6,472	1,235
U.S. Government	**358**	**223**	1,057	-
Foreign bonds	**1,498**	**114**	1,742	2
Mortgage-backed	**17**	**14**	36	-
Equity securities	**2,759**	**43**	295	1,104
	19,395	**802**	16,399	2,493

Of the above total unrealized losses of $802,000, the amount in a loss position in excess of twelve months was only $113,000, which was comprised of municipal debt, foreign bonds and equity securities. The unrealized loss positions were caused by normal market fluctuations and represented 47 investments.

Because the Company has the intent and ability to hold these investments until maturity or a market price recovery, and no significant credit risk is deemed to exist, the investments are not considered other-than-temporarily impaired.

Debt securities at December 31, 2003 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

	Amortized cost	Market value
	($000 Omitted)	
In one year or less	22,375	22,549
After one year through five years	157,402	163,691
After five years through ten years	157,474	164,266
After ten years	64,273	66,892
Mortgage-backed securities	720	723
	402,244	418,121

The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. The mortgage-backed securities are insured by U.S. Government agencies.

NOTE 5

INVESTMENT INCOME. Income from investments and realized gains and losses for the three years follow:

	2003	2002	2001
	($000 Omitted)		
Income:			
Debt securities	**17,802**	17,484	15,614
Short-term investments, cash equivalents and other	**1,998**	3,210	4,308
	19,800	20,694	19,922
Realized gains and losses:			
Gains	**5,239**	7,966[1]	1,308
Losses	**(2,929)**	(4,934)	(952)
	2,310	3,032	356

[1] Includes gains on sales of real estate of $2,376,000.

The sales of securities resulted in proceeds of $131,707,000 in 2003, $118,106,000 in 2002 and $41,694,000 in 2001.

Expenses assignable to investment income were insignificant. There were no significant investments at December 31, 2003 that did not produce income during the year.

NOTE 6

INCOME TAXES. Deferred income taxes at December 31, 2003 and 2002 were as follows:

	2003	2002
	($000 Omitted)	
Deferred tax assets:		
Accruals not currently deductible	**1,446**	1,313
Net operating loss carryforwards	**171**	213
Allowance for uncollectible amounts	**1,251**	963
Book over tax depreciation and amortization	**516**	2,314
Investments in partnerships	**1,498**	1,222
Foreign tax credit carryforwards	**1,490**	1,409
Other	**2,545**	1,711
	8,917	9,145
Less valuation allowance	**(1,292)**	(1,292)
	7,625	7,853
Deferred tax liabilities:		
Tax over book title loss provisions	**(20,552)**	(13,051)
Unrealized gains on investments	**(6,507)**	(4,867)
Other	**(3,006)**	(1,219)
	(30,065)	(19,137)
Net deferred income taxes	**(22,440)**	(11,284)

The following reconciles federal income taxes computed at the statutory rate with income taxes as reported.

	2003	2002	2001
	($000 Omitted)		
Expected income taxes at 35%	**69,826**	53,851	28,203
State income taxes – net	**4,073**	3,268	1,976
Foreign taxes – net of tax credits	**864**	1,761	528
Tax effect of permanent differences:			
Tax-exempt interest	**(2,052)**	(2,009)	(1,966)
Meals and entertainment	**1,680**	1,140	1,079
Goodwill	**–**	–	933
Net earnings from equity investees	**(2,305)**	(1,197)	(471)
Minority interests	**2,003**	1,201	997
Non-taxable income	**(1,609)**	(1,303)	(1,434)
Other – net	**3,268**	2,668	2,049
Income taxes	**75,748**	59,380	31,894
Effective income tax rate (%)	**38.0**	38.6	39.6

The Company has $1,042,000 and $448,000 foreign tax credit carryforwards that expire in 2006 and 2008, respectively. The valuation allowance relates to certain foreign tax credit carryforwards and other deferred tax assets.

Deferred tax expense was $9,375,000, $12,775,000 and $1,897,000 in 2003, 2002 and 2001, respectively.

NOTE 7

GOODWILL. The carrying amount of goodwill for the title reporting unit was $69,167,000 (of $79,084,000) and $56,916,000 (of $66,885,000) at December 31, 2003 and 2002, respectively. The remaining goodwill was attributable to the REI segment's two reporting units.

During the three years ended December 31, 2003, goodwill was increased by acquisitions. Goodwill was decreased by amortization in 2001. Net earnings, excluding goodwill amortization, was $51,697,000 compared with $48,686,000 as reported for the year 2001. Basic earnings per share in 2001 would have been $3.19 compared with $3.01 as reported and diluted earnings per share would have been $3.16 compared with $2.98 as reported. In accordance with SFAS No. 142, amortization of goodwill was stopped effective January 1, 2002.

During 2003, $1,955,000 of goodwill attributable to a subsidiary held for sale was written off and is included in other operating expenses in the consolidated financial statements. There were no impairment write-offs of goodwill during the year ended December 31, 2002. Goodwill impairment write-offs in 2001 were $675,000 in the REI segment and $28,000 in the title segment.

NOTE 8

EQUITY INVESTEES. Certain summarized aggregate financial information for equity investees follows:

	2003	2002	2001
	($000 Omitted)		
For the year:			
Revenues	**72,997**	47,723	51,318
Net earnings	**13,443**	7,635	3,617
At December 31:			
Total assets	**18,422**	18,255	
Notes payable	**2,597**	3,566	
Stockholders' equity	**12,429**	12,423	

Net premium revenues earned from policies issued by equity investees were $10,424,000, $9,092,000 and $7,705,000 in 2003, 2002 and 2001, respectively.

The amount of earnings from equity investees was $6,586,000, $3,420,000 and $1,345,000 in 2003, 2002 and 2001, respectively. These amounts are included in title insurance – direct operations in the consolidated financial statements.

Goodwill relating to equity investees was $12,258,000 and $5,480,000 at December 31, 2003 and 2002, repectively, and was not amortized in accordance with SFAS No. 142. Goodwill relating to equity investees was amortized for the year ended December 31, 2001 on a basis similar to other goodwill. Equity investments will continue to be reviewed for impairment. See Note 1B.

Note 9

Notes payable.

	2003	2002
	($000 Omitted)	
Banks		
Primarily unsecured and at LIBOR[1] plus .75%, varying payments	**21,479**	9,759
Other than banks	**3,104**	4,436
	24,583	14,195

[1] 1.12% and 1.38% at December 31, 2003 and 2002, respectively.

The notes are due $7,254,000 in 2004, $3,370,000 in 2005, $2,104,000 in 2006, $2,012,000 in 2007, $2,029,000 in 2008 and $7,814,000 subsequent to 2008.

Note 10

Estimated title losses. Provisions accrued, payments made and liability balances for the three years follow:

	2003	2002	2001
	($000 Omitted)		
Balances at January 1	**230,058**	202,544	190,298
Provisions	**94,827**	75,920	51,454
Payments	**(57,978)**	(48,441)	(39,721)
Reserve balances acquired	**1,182**	35	763
Decreases in salvage	**–**	–	(250)
Balances at December 31	**268,089**	230,058	202,544

Provisions include amounts related to the current year of approximately $94,578,000, $75,626,000 and $51,085,000 for 2003, 2002 and 2001, respectively. Payments related to the current year, including escrow and other loss payments, were approximately $16,484,000, $10,688,000 and $11,817,000 in 2003, 2002 and 2001, respectively.

Note 11

Common Stock and Class B Common Stock. Holders of Common and Class B Common Stock have the same rights, except no cash dividends may be paid on Class B Common Stock. The two classes of stock vote separately when electing directors and on any amendment to the Company's certificate of incorporation that affects the two classes unequally.

A provision of the by-laws requires an affirmative vote of at least two-thirds of the directors to elect officers or to approve any proposal that may come before the directors. This provision cannot be changed without a majority vote of each class of stock.

Holders of Class B Common Stock may, with no cumulative voting rights, elect four directors if 1,050,000 or more shares of Class B Common Stock are outstanding; three directors if between 600,000 and 1,050,000 shares are outstanding; and none if less than 600,000 shares of Class B Common Stock are outstanding. Holders of Common Stock, with cumulative voting rights, elect the balance of the nine directors.

Class B Common Stock may, at any time, be converted by its shareholders into Common Stock on a share-for-share basis, but all of the holders of Class B Common Stock have agreed among themselves not to convert their stock. The agreement may be extended or terminated by them at any time. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.

At December 31, 2003 and 2002, there were 145,820 shares of Common Stock held by a subsidiary of the Company. These shares are considered retired but may be issued from time to time in lieu of new shares.

NOTE 12

CHANGES IN STOCKHOLDERS' EQUITY.

	Common and Class B Common Stock	Additional paid-in capital	Other comprehensive earnings	Treasury stock
	($000 Omitted)			
Balances at December 31, 2000 ..	15,168	69,375	1,998	(1,512)
Stock offering	2,500	42,009	–	–
Acquisitions	198	3,022	–	–
Stock bonuses and other	25	474	–	–
Exercise of stock options	27	310	–	–
Tax benefit of stock options exercised	–	49	–	–
Unrealized investment gains ...	–	–	2,135	–
Realized gain reclassification ..	–	–	(180)	–
Foreign currency translation ...	–	–	196	–
Balances at December 31, 2001 ..	17,918	115,239	4,149	(1,512)
Stock bonuses and other	44	747	–	–
Exercise of stock options	95	372	–	–
Tax benefit of stock options exercised	–	512	–	–
Unrealized investment gains ...	–	–	7,205	–
Realized gain reclassification ..	–	–	(2,009)	–
Foreign currency translation ...	–	–	(1)	–
Common stock repurchased ...	–	–	–	(2,220)
Common stock forfeited	–	–	–	(173)
Balances at December 31, 2002 ..	18,057	116,870	9,344	(3,905)
Stock bonuses and other	43	1,053	–	–
Exercise of stock options	252	3,626	–	–
Tax benefit of stock options exercised	–	1,267	–	–
Unrealized investment gains ...	–	–	3,446	–
Realized gain reclassification ..	–	–	(399)	–
Foreign currency translation ...	–	–	2,628	–
Balances at December 31, 2003	**18,352**	**122,816**	**15,019**	**(3,905)**

In August 2001 the Company issued 2,500,000 shares of Common Stock in an offering at a price of $19 per share.

NOTE 13

STOCK OPTIONS. A summary of the status of the Company's fixed stock option plans for the three years follows:

	Shares	Exercise prices [1]
		($)
December 31, 2000	470,200	12.83
Granted	84,100	19.37
Exercised	(27,100)	12.43
Forfeited	(11,000)	18.81
December 31, 2001	516,200	13.79
Granted	86,100	19.02
Exercised	(94,800)	4.98
Forfeited	(2,800)	20.22
December 31, 2002	504,700	16.31
Granted	89,700	23.16
Exercised	(251,422)	15.42
Forfeited	–	–
December 31, 2003	**342,978**	**18.75**

[1] Weighted average

At December 31, 2003, 2002 and 2001 there were 342,978, 504,700 and 516,200 options, respectively, exercisable. The weighted average fair values of options granted during the years 2003, 2002 and 2001 were $12.31, $11.01 and $11.53, respectively.

The following summarizes information about fixed stock options outstanding and exercisable at December 31, 2003:

	Range of exercise prices ($) 9.75 to 18.94	19.10 to 26.87	Total
Shares	119,978	223,000	342,978
Remaining contractual life – years [1]	5.1	7.9	6.9
Exercise price ($) [1]	14.75	20.90	18.75

[1] Weighted average

NOTE 14

EARNINGS PER SHARE. The Company's basic earnings per share was calculated by dividing net earnings by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the reporting period.

To calculate diluted earnings per share, the number of shares determined above was increased by assuming the issuance of all dilutive shares during the same reporting period. The treasury stock method was used in calculating the additional number of shares. The only potentially dilutive effect on earnings per share for the Company is related to its stock option plans.

In calculating the effect of the options and determining diluted earnings per share, the average number of shares used in calculating basic earnings per share was increased by 118,000 in 2003, 90,000 in 2002 and 153,000 in 2001.

NOTE 15

REINSURANCE. As is the industry practice, the Company cedes risks to other title insurance underwriters and reinsurers. However, the Company remains liable if the reinsurer should fail to meet its obligations. The Company also assumes risks from other underwriters. Payments and recoveries on reinsured losses were insignificant during the three years ended December 31, 2003. The total amount of premiums for assumed and ceded risks was less than one percent of title revenues in each of the last three years.

NOTE 16

LEASES. The Company's expense for leased office space was $46,511,000 in 2003, $40,663,000 in 2002 and $37,181,000 in 2001. These are noncancelable, operating leases expiring over the next 13 years. The future minimum lease payments are summarized as follows (stated in thousands of dollars):

2004	39,152
2005	30,098
2006	23,390
2007	17,821
2008	13,912
2009 and after	51,317
	175,690

NOTE 17

CONTINGENT LIABILITIES AND COMMITMENTS. The Company is contingently liable for disbursements of escrow funds held by agencies in certain cases where specific insured closing guarantees have been issued.

The Company routinely holds funds in segregated escrow accounts pending the closing of real estate transactions. These accounts are not included in the consolidated balance sheets. This resulted in a contingent liability to the Company of approximately $929,983,000 at December 31, 2003.

The Company is a qualified intermediary in tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. The Company holds the proceeds from transactions until a qualifying exchange can occur. This resulted in a contingent liability to the Company of approximately $497,722,000 at December 31, 2003.

At December 31, 2003 the Company was contingently liable for guarantees of indebtedness owed primarily to banks and others by unconsolidated equity investees and other third parties. The guarantees relate primarily to business expansion and generally expire no later than 2010. The maximum potential future payments on the guarantees amount to $1,691,000 for equity investees and $9,585,000 for other third parties. Management believes that the related underlying assets and the collateral available, primarily title plants and corporate stock, would enable the Company to recover the amounts paid under the guarantees. The Company believes no provision for losses is needed because no loss is expected on these guarantees.

In the ordinary course of business the Company guarantees the third party indebtedness of its consolidated subsidiaries. At December 31, 2003 the maximum potential future payments on the guarantees is not more than the notes payable recorded on the consolidated balance sheets.

In the normal conduct of its business, the Company is subject to lawsuits, regulatory investigations and other legal proceedings that may involve substantial amounts. Such matters are not predictable with complete assurance. The Company believes the probable resolution of such contingencies will not materially affect the consolidated financial condition of the Company.

NOTE 18

SEGMENT INFORMATION. The Company's two reportable segments are title and real estate information (REI). Both segments serve each other and the real estate and mortgage industries.

The title segment provides services needed in transferring the title in a real estate transaction. These services include searching, examining and closing the title to real property and insuring the condition of the title.

The REI segment primarily provides services related to real estate transactions using electronic delivery. These services include title reports, flood determinations, credit reports, property appraisals, document preperation, property reports and background checks. This segment also provides post-closing services to lenders. In addition, the REI segment provides services related to Section 1031 tax-deferred exchanges, mapping, and construction and maintenance of title plants for county clerks, tax assessors and title agencies.

Under the Company's internal reporting system, most general corporate expenses are incurred by and charged to the title segment. Technology operating costs are also charged to the title segment, except for direct expenditures related to the REI segment. All investment income is included in the title segment as it is generated primarily from the investments of the title underwriting operations.

	Title	REI	Total
		($000 Omitted)	
2003:			
Revenues	**2,164,596**	**78,666**	**2,243,262**
Intersegment revenues	**1,843**	**3,752**	**5,595**
Depreciation and amortization	**21,535**	**3,705**	**25,240**
Pretax earnings	**187,377**	**12,126**	**199,503**
Identifiable assets	**988,384**	**43,483**	**1,031,867**
2002:			
Revenues	1,708,597	71,119	1,779,716
Intersegment revenues	2,063	1,398	3,461
Depreciation and amortization	18,545	2,838	21,383
Pretax earnings	145,059	8,801	153,860
Identifiable assets	799,567	44,419	843,986
2001:			
Revenues	1,207,764	63,821	1,271,585
Intersegment revenues	2,023	3,787	5,810
Depreciation and amortization	18,389	4,259	22,648
Pretax earnings	75,294	5,286	80,580

NOTE 19

QUARTERLY FINANCIAL INFORMATION (UNAUDITED).

	Mar 31	June 30	Sept 30	Dec 31
	($000 Omitted, except per share)			
Revenues:				
2003	**440,924**	**558,075**	**629,388**	**614,875**
2002	347,974	407,128	473,345	551,269
Net earnings:				
2003	**19,875**	**41,030**	**42,068**	**20,782**
2002	11,344	17,711	21,597	43,828
Earnings per share - diluted:				
2003	**1.11**	**2.28**	**2.34**	**1.15**
2002	.63	.99	1.22	2.46

Computations of per share amounts for quarters are made independently. Therefore, the sum of per share amounts above may not agree with per share amounts for the year as a whole.

Stewart Title Guaranty Company
Stewart Title Insurance Company

Principal Underwriters of Stewart Information Services Corporation

Unconsolidated Statutory Balance Sheets (Unaudited)

From statutory Annual Statements as filed

December 31, 2003	Stewart Title Guaranty Company	Stewart Title Insurance Company
	($000 Omitted)	
Admitted assets		
Bonds	342,129	40,317
Stocks – investments in affiliates	313,100	-
Stocks – other	16,274	-
Cash and short-term investments	64,819	5,948
Title plants	3,734	67
Title insurance premiums and fees receivable	27,670	1,627
Other	24,178	1,682
	791,904	49,641
Liabilities, surplus and other funds		
Reserve for title losses	41,541	9,490
Statutory premium reserve	333,098	15,957
Other	42,469	8,201
	417,108	33,648
Surplus as regards policyholders (Note)	374,796	15,993
	791,904	49,641

Consolidated stockholder's equity (unaudited), based on accounting principles generally accepted in the United States of America (GAAP), for Stewart Title Guaranty Company at December 31, 2003 (000 omitted) $542,541

Note: The amount shown above for stockholder's equity exceeds policyholders surplus primarily because under GAAP the statutory premium reserve and reserve for reported title losses are eliminated and estimated title loss reserves are substituted, net of applicable income taxes.

Stewart Title Guaranty Company
Statutory Policyholders Surplus Growth

(In $ millions)

29 consecutive years of statutory policyholders surplus growth - unmatched in the title industry.



375
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75
0
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8
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12
12
12
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24
44
45
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87
114
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126
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145
184
194
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243
309
375
'75
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'84
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'86
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'89
'90
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'00
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'03

Corporate Information

Directors

Lloyd Bentsen III
General Partner
The AM Fund

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary-Treasurer

Nita Hanks
Senior Vice President
Employee Services
Stewart Title Guaranty Company

Paul Hobby
Managing Partner
Genesis Park, L.P.

Dr. E. Douglas Hodo
President
Houston Baptist University

John P. LaWare
Former Member
Board of Governors of the
Federal Reserve System

Malcolm S. Morris
Chairman of the Board

Stewart Morris, Jr.
President

Dr. W. Arthur Porter
Dean, College of Engineering
University of Oklahoma

Advisory Directors

Robert L. Clarke
Senior Partner
Bracewell & Patterson L.L.P.

C. M. Hudspeth
of counsel, DeLange, Hudspeth,
McConnell & Tibbets, LLP
Attorneys at Law

Laurie Moore-Moore
President
The Institute for
Luxury Home Marketing

Carloss Morris
Chairman of the
Executive Committee
Stewart Title Guaranty Company

Stewart Morris
Chairman of the
Executive Committee
Stewart Title Company

Investor Contact

Investor Relations Department
Ted C. Jones, Ph.D.
800-729-1900
www.stewart.com

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available without charge, upon written request.

Officers

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary-Treasurer

Credits

Design & Production
Pegasus Design, Inc.
www.pegasusdesign.com

Writing
CJ Yeoman

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
888-393-5066
www.melloninvestor.com

Auditors

KPMG LLP
700 Louisiana
Houston, Texas 77002

stewart®


SANCTITY OF CONTRACT

1980 Post Oak Boulevard
Houston, Texas 77056
www.stewart.com

MISSION

Enhance the Real Estate Transaction Process

VISION

Magnificent Service by Inspired Professionals

END RESULTS

Magnificent Customer Experience
Increased Shareholder Value